SEC FILE NUMBER 001-36318
CUSIP NUMBER 04964A103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q	[ ] Form 10D

	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: March 31, 2015

[ ]	Transition Report on Form 10-K

[ ]	Transition Report on Form 20-F

[ ]	Transition Report on Form 11-K

[ ]	Transition Report on Form 10-Q

[ ]	Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

ATRM Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

3050 Echo Lake Avenue, Suite 300
Address of Principal Executive Office (Street and Number)

Mahtomedi, Minnesota 55115
City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant only recently completed its financial statements for the year ended December 31, 2014 and filed its associated Annual Report on Form 10-K with the Securities and Exchange Commission. Since such time the Registrant’s management has been working diligently to complete its financial statements for the quarter ended March 31, 2015 and its associated Quarterly Report on Form 10-Q (the “Report”), but was unable to do so on or before the original prescribed due date for the Report without unreasonable effort or expense. The Registrant expects to be able to file the Report no later than five calendar days after its original prescribed due date.

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PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Paul H. Askegaard	651	704-1800
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Prior to April 2014, the Registrant was a manufacturer of a variety of equipment used in the semiconductor industry. In April 2014 the Registrant transferred its test handler product line in return for a future stream of earn-out payments based on the product line’s revenues. On April 2, 2014, the Registrant acquired a business that manufactures, sells, and distributes modular housing units for residential and commercial use (“KBS”). As a result of these transactions, KBS represents the Registrant’s sole operating business and operating results related to the Registrant’s former test handler product line are reclassified and presented as discontinued operations for the relevant periods. Accordingly, the Registrant expects that its results of continuing operations to be included in the Report will reflect a significant change from the corresponding period for the last fiscal year.

ATRM Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2015	By	/s/ Paul H. Askegaard
		Name:	Paul H. Askegaard
		Title:	Chief Financial Officer

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